UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO
(Rule 13e-4)
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TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

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VOXWARE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
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Options to Purchase Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)
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92906L501
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
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Scott  J. Yetter
President and Chief Executive Officer
Voxware, Inc.
300 American Metro Blvd., Suite 155
Hamilton, New Jersey 08619
(609) 514-4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Andrew P. Gilbert, Esq.
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO is being filed by Voxware, Inc. (the “Company”) pursuant to General Instruction D to Schedule TO.

Explanatory Note

On October 13, 2009, the Company filed with the Securities and Exchange Commission (the “SEC”) on Schedule 14A preliminary forms of a Notice of Annual Meeting of Stockholders, Proxy Statement and proxy card (collectively, the “Preliminary Proxy Materials”) in connection with the Company’s 2009 Annual Meeting of Stockholders at which the Company’s stockholders will vote on a proposal to amend the Company’s 2003 Stock Incentive Plan to permit a one-time voluntary stock option exchange program (the “Exchange Program”) to exchange certain outstanding stock options to purchase shares of the Company’s common stock. The Preliminary Proxy Materials are attached as Exhibit 99.1 hereto and are incorporated herein by reference.

Additional Information

This filing is neither an offer to purchase nor a solicitation of an offer to sell securities. The Exchange Program described in this filing has not commenced. At the time the expected Exchange Program commences, the Company will file a tender offer statement on Schedule TO with the SEC and will notify anyone to whom the tender offer is directed. Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

ITEM 12.  EXHIBITS.

99.1     Notice of Annual Meeting of Stockholders, Proxy Statement and proxy card for the 2009 Annual Meeting of Stockholders (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 13, 2009).